90-92 Main Street, P.O. Box 58, Wellsboro, PA 16901

June 2, 2015

John A. Spitz

Staff Accountant

Securities and Exchange Commission

Washington, DC 20549-0306

Re: Citizens & Northern Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 26, 2015

Definitive Proxy Statement Filed March 13, 2015

File No. 000-16084

Dear Mr. Spitz:

This letter serves as the response of Citizens & Northern Corporation ("C&N") to your letter dated May 20, 2015.

Your comments and our responses to your comments follow:

Form 10-K for the Fiscal Year ended December 31, 2014

Note 6. Fair Value Measurements and Fair Values of Financial Instruments, page 52

1.            We note disclosure of the unobservable data for servicing rights which are measured at fair value using level 3 inputs on a recurring basis on page 54. Please revise future filings to provide similar disclosures for your impaired loans and foreclosed assets in accordance with ASC 820-10-50-2(bbb).

We hereby undertake to revise future filings to provide disclosure of the unobservable data for our impaired loans and foreclosed assets in accordance with ASC 820-10-50-2(bbb).

Note 8. Loans, page 60

2.            Please revise your future filings to provide all of the disclosures required by ASC 310-10-50. Specifically, please revise future filings to disclose the following:

•	The recorded investment and unpaid principal balance of impaired loans, disaggregated by class of financing receivable as required by ASC 310-10-50-15(a)(3) and (4); and
•	The average recorded investment and related amount of interest recognized on impaired loans, disaggregated by class of financing receivable as required by ASC 310-10-50-15(c)(1), (2) and (3).

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We hereby undertake to revise future filings to provide all of the disclosures required by ASC 310-10-50. Specifically, we hereby undertake to revise future filings to disclose the following:

•	The recorded investment and unpaid principal balance of impaired loans, disaggregated by class of financing receivable as required by ASC 310-10-50-15(a)(3) and (4); and

•	The average recorded investment and related amount of interest recognized on impaired loans, disaggregated by class of financing receivable as required by ASC 310-10-50-15(c)(1), (2) and (3).

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

3.            We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, please remove each individual's title from the beginning of the certification. Please refer to SEC Release 33-8124.

We hereby undertake in future filings to remove the title of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a).

Part II. Signature page

4.            In future filings, please ensure that the annual report on Form 10-K is also signed on behalf of the company. In this regard, we note that the executive officers have signed the report in their individual capacities only. For guidance please refer to General Instructions D(2)(a) of Form 10-K.

We hereby undertake in future filings to ensure that the annual report on Form 10- K is also signed on behalf of C&N.

Definitive Proxy Statement

Competitive Benchmarking, page 15

5.            We note your "Base Salary" discussion on page 15 where you state that base salary is established after taking into consideration the median level of industry practice within the Peer Group. With a view towards future disclosure, please tell us whether you benchmark each individual component of executive compensation, and where in the range each component falls. To the extent you benchmark total compensation, please disclose this fact in future filings, identifying also the benchmark. For guidance please refer to Item 402(b)(2)(xiv) of Regulation S-K.

In future filings, we will add disclosure specifically addressing the extent of our benchmarking of individual components of executive compensation as well as total compensation, and where each component falls in relation to Peer Group levels. The following table details the benchmarking of individual components of compensation, and total compensation, that was evaluated in the fourth quarter 2013 for 2014 executive compensation planning purposes:

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2012 Data Used in Benchmarking for 2014 Executive Compensation Planning

(Amounts in Thousands)

		Total
		Annual	Other	Non-equity
	Base	Cash	Annual	Incentive	Equity	Total
	Salary	Comp. (1)	Comp. (2)	Plan (3)	Awards (4)	Comp. (5)
Chairman, President and Chief Executive Officer:
Peer Group Median	$409.0	$418.8	$26.4	$19.1	$73.7	$647.2
Citizens & Northern Corp. Actual	$331.9	$531.1	$90.2	$0.0	$117.1	$738.4

Chief Financial Officer:
Peer Group Median	$210.5	$238.9	$22.8	$0.0	$20.1	$301.8
Citizens & Northern Corp. Actual	$214.0	$309.9	$33.1	$0.0	$72.0	$415.0

Executive Vice President and Director of Trust Department:
Peer Group Median	$200.1	$200.4	$19.1	$0.0	$22.5	$242.0
Citizens & Northern Corp. Actual	$167.5	$231.6	$32.7	$0.0	$48.2	$312.5

Executive Vice President and Director of Lending:
Peer Group Median	$160.3	$178.5	$11.4	$12.5	$8.5	$230.0
Citizens & Northern Corp. Actual	$162.0	$204.0	$25.7	$0.0	$45.0	$274.7

Executive Vice President and Chief Credit Officer:
Peer Group Median	$183.7	$213.8	$23.7	$0.0	$26.0	$290.8
Citizens & Northern Corp. Actual	$150.2	$188.2	$43.8	$0.0	$42.2	$274.2

(1) Total Annual Cash Compensation includes annualized base salary plus annual bonus under the Incentive Award Plan.

(2) Other includes the items reported as “All Other Compensation” in the Summary Compensation Table, which are described in note (8) to that table.

(3) Awards under the Incentive Award Plan were reported as Bonuses in 2012, but as described in our response to comment (8), will be included in amounts reported under “Non-Equity Incentive Compensation Plan” in future filings.

(4) Equity awards include the grant date fair value of equity compensation awards, including stock options and restricted stock.

(5) Total compensation used for benchmarking excludes amounts reported in the Summary Compensation Table under “Change in Pension Value and Nonqualified Deferred Plan Compensation.”

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Program Components, page 15

Annual Performance Incentives, page 15

6.            Please tell us and in future filings quantify the performance targets, as well as the level of target achievement in determining the size of the additional cash compensation. In this regard, we note your disclosure stating that for 2014, corporate performance "was measured on return on average equity as compared to peer performance and the Corporation's return on equity to budgeted return on equity." For guidance, please refer to Item 402(b)(2)(v) of Regulation S-K.

In future filings, we will quantify the performance targets, as well as the level of target achievement in determining the size of additional cash compensation. The following table provides details regarding the performance targets established for 2014, along with the levels of achievement associated with each target:

	Performance Criteria	Target Performance Result	Actual Performance Result	Criterion Weighting	Target % of Base Salary	Maximum % of Base Salary	Award % of Base Salary

Mark A. Hughes (3)	Corporate Performance:
	Award Matrix Result (1)	100.00%	106.23%	71%	24.75%	37.13%	27.64%
	Unit/Functional Goals Based on:
	Bank Net Interest Margin	60th percentile	68th percentile	10%	2.81%	4.22%	3.72%
	Securities Portfolio - Total Return	51st percentile	54th percentile	6%	1.88%	2.81%	1.91%
	Accounting Department Results as Compared to Pre-established Goals	12 of 18 points	12 of 18 points	3%	0.94%	1.41%	0.89%
	Individual Performance (2)			10%	3.37%	5.06%	3.45%
	Totals				33.75%	50.63%	37.61%

Anthony J. Peluso (4)	Corporate Performance:
	Award Matrix Result (1)	100.00%	106.23%	30%	5.25%	7.80%	6.47%
	Unit/Functional Goals Based on:
	Branch and departmental financial review			20%	3.50%	5.20%	5.62%
	Tax and information reporting review			20%	3.50%	5.20%	0.00%
	Update internal controls analysis for new COSO standard			20%	3.50%	5.20%	5.62%
	Individual Performance (2)			10%	1.75%	2.60%	2.82%
	Totals				17.50%	26.00%	20.53%

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	Performance Criteria	Target Performance Result	Actual Performance Result	Criterion Weighting	Target % of Base Salary	Maximum % of Base Salary	Award % of Base Salary

Deborah E. Scott (5)	Corporate Performance:
	Award Matrix Result (1)	100.00%	106.23%	45%	11.25%	17.10%	11.95%
	Unit/Functional Goals Based on:
	Trust and Financial Management Pre-tax Earnings Contribution	39.00%	40.46%	30%	7.50%	11.40%	8.48%
	Growth in Trust Assets Under Management	5.00%	8.98%	15%	3.75%	5.70%	5.70%
	Individual Performance (2)			10%	2.50%	3.80%	3.43%
	Totals				25.00%	38.00%	29.56%

Harold F. Hoose, III (6)	Corporate Performance:
	Award Matrix Result (1)	100.00%	106.23%	45%	13.50%	20.25%	14.34%
	Unit/Functional Goals Based on:
	Growth in Outstanding Loans	3.00%	-1.96%	30%	9.00%	13.50%	0.00%
	Asset Quality - Loan Delinquency Data:
	Past due 30-59 days	1.35% or less	0.94%	3%	0.90%	1.35%	1.35%
	Past due 60-89 days	0.30% or less	0.19%	4.50%	1.35%	2.03%	2.03%
	Past due 90 days or more and nonperforming	0.20% or less	2.45%	7.50%	2.25%	3.37%	0.00%
	Individual Performance (2)			10%	3.00%	4.50%	3.26%
	Totals				30.00%	45.00%	20.98%

Dawn A. Besse (7)	Corporate Performance:
	Award Matrix Result (1)	100.00%	106.23%	45%	11.25%	17.10%	11.95%
	Unit/Functional Goals Based on:
	Asset Quality - Loan Delinquency Data:
	Past due 30-59 days	1.35% or less	0.94%	5%	1.25%	1.90%	1.90%
	Past due 60-89 days	0.30% or less	0.19%	7.50%	1.88%	2.85%	2.85%
	Past due 90 days or more and nonperforming	0.20% or less	2.45%	12.50%	3.12%	4.75%	0.00%
	Asset Quality - Net Charge-offs as % of Average Loans	0.11%	0.05%	15%	3.75%	5.70%	5.70%
	Efficiency Based on Number of Employees	32.5 FTE or less	28.4 FTE	5%	1.25%	1.90%	1.90%
	Individual Performance (2)			10%	2.50%	3.80%	2.81%
	Totals				25.00%	38.00%	27.11%

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(1)	The Corporate Performance award was calculated based upon achievement of annual return on average equity (ROE) as a percentage of Peer Group* Performance, and also includes a comparison of C&N’s ROE to targeted ROE** for 2014. The chart below was used to determine the Incentive Opportunity percentage of base salary from which a participant’s bonus would be paid:

	% Incentive Award as % of
Annual ROE Achieved:	BUDGET
As a Percentage of Peer	Threshold	Target	Outstanding
Group Performance	8.50% ROE	10.00% ROE**	12.50% ROE
<66%	0%	0%	0%
66%	50%	70%	100%
72%	55%	75%	105%
79%	60%	85%	115%
86%	70%	100%	125%
89%	80%	105%	135%
92% and above	90%	115%	150%

Achievement of a Corporate Award of 106.23% of target was determined by interpolating the following results within the table above:

•	C&N ROE of 91.72% of the Peer Group average for the four quarters ended September 30, 2014, and

•	C&N ROE** of 9.53% for the year ended December 31, 2014.

Use of an ROE target of 66% for purposes of establishing a minimum payout recognizes that C&N’s equity capital, as a percentage of assets, is higher than the peer average. For the four quarters ended September 30, 2014, C&N’s equity capital to assets ratio of 14.92% was 151.73% of the peer group average.

*The Peer Group included all Pennsylvania-based bank holding companies with total assets ranging between $700 million and $2.0 billion as of September 30, 2013. The Peer Group also included Chemung Financial Corporation, a similar-sized bank holding company headquartered in Elmira, NY.

**Excludes incentive compensation expense, securities gains and other adjustments for nonrecurring items, net of tax, as provided for in the Plan.

***Use of 66% for purposes of establishing a minimum payout recognizes that C&N’s equity capital, as a percentage of assets, is higher than the peer average. The ROE target levels used in the award calculations are updated each quarter based on C&N’s equity capital to asset ratio, as compared to the peer group average.

(2)	The Individual Performance awards were based on each individual’s overall performance evaluation.

For Ms. Scott, Mr. Hoose and Ms. Besse, the individual performance evaluations reflected a scale of overall ratings comparing performance to Expectations, including: Fails to Meet, Does Not Consistently Meet, Meets, Exceeds and Greatly Exceeds. In determining these ratings, results were evaluated in comparison to specific goals, including the goals described in the Unit/Functional Goals section of the table above. Also, significant weight was given to inherently subjective evaluations of each person’s performance with regard to identified Core Competencies, including: Strategic Leadership, Decision Making, Adaptability, Customer Focus, Teamwork/Partnering, Accountability and Drive for Results/Resource Management.

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Mr. Peluso’s performance evaluation was based on evaluation criteria designed to be specific to his role as Controller for a portion of the year and Interim Chief Financial Officer for a portion of the year. Mr. Peluso’s ratings were also based on evaluation of results achieved in comparison to specific goals as well as subjective ratings of his effectiveness as a supervisor and mentor, ability to be a resource for the senior management team and his effectiveness at adhering to C&N’s standards for quality client service. Mr. Peluso’s overall evaluation was determined in the context of the following scale: Unsatisfactory, Needs Improvement, Meets Job Requirements, Exceeds Job Requirements, Distinguished.

Mr. Hughes’ Individual Performance award was determined by the Board of Directors, based on recommendation of the Compensation Committee, and based on assessment of Mr. Hughes’ contributions to overall corporate performance.

(3)	Additional information regarding Mr. Hughes’ Unit/Functional Goals is as follows:

•	The Bank Net Interest Margin goal was evaluated based on Citizens & Northern Bank’s fully taxable equivalent net interest income as a percentage of average assets, stated as a percentile of peer group results, calculated using the average of the results for the four quarters ended September 30, 2014. The source of the peer group data was the UBPR Report for each quarter obtained via www.ffiec.gov.

•	The Securities Portfolio – Total Return goal was evaluated based on Citizens & Northern Bank’s available-for-sale securities portfolio total return as of December 31, 2014 in comparison to the total return of the securities portfolios for all clients utilizing the same investment accounting system with portfolios ranging in size from $300 million to $1 billion. The total return calculations and percentile information were calculated by the investment accounting system vendor. Total return was measured by adding the amount of income projected to be received over the following one-year period, plus or minus the unrealized gain or loss on the securities, with the total return percentage determined by dividing the total return by the book value of the securities.

•	The Accounting Department Results goal was evaluated based on the success of Citizens & Northern Bank accounting personnel (including Mr. Peluso) in meeting goals defined for each individual based on specific criteria, including: branch and departmental financial review; tax and information reporting review; updating internal control documentation for the effects of new COSO standards; expansion of responsibilities related to securities portfolio management and accounting; and expansion of responsibilities and development of enhancements related to asset liability management functions.

(4)	Mr. Peluso’s awards were determined as a percentage of his annual salary in effect as of December 31, 2014 of $125,000, which exceeded his total salary received for 2014 of $115,556. The “Award % of Base Salary” data was calculated by dividing the award amounts paid by the amount of total salary Mr. Peluso received in 2014 of $115,556. Additional information regarding Mr. Peluso’s Unit/Functional Goals is as follows:

•	The Branch and departmental financial review goal was evaluated based on a subjective assessment of Mr. Peluso’s effectiveness at establishing an improved process for monitoring branch and departmental financial results throughout the year.

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•	Mr. Peluso did not complete the Tax and information reporting review, and accordingly, there was no award made for that goal.

•	The goal labeled “Update internal controls analysis for new COSO standard” was evaluated based on a subjective assessment of Mr. Peluso’s effectiveness at updating portions of C&N’s internal control documentation based on a new framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(5)	Additional information regarding Ms. Scott’s Unit/Functional Goals is as follows:

•	The Trust and Financial Management Pre-tax Earnings Contribution goal was evaluated based on the amount of Citizens & Northern Bank’s Trust and Financial Management Group’s pre-tax earnings contribution in the year ended December 31, 2014 as a percentage of revenue, in comparison to a targeted level. Pre-tax earnings contribution was calculated based on revenues generated from Trust Department, brokerage and certain insurance activities, reduced by direct expenses associated with those activities. Allocations of certain administrative, information technology and other expenses, as well as income taxes, were omitted from the determination of pre-tax earnings contribution for this purpose.

•	The Growth in Trust Assets Under management goal was evaluated by comparing total assets under management as of December 31, 2014, on an historical cost basis, to the corresponding total as of December 31, 2013.

(6)	Additional information regarding Mr. Hoose’s Unit/Functional Goals is as follows:

•	The Growth in Outstanding Loans goal was evaluated by comparing total loans outstanding at December 31, 2014, exclusive of the allowance for loan losses, to the corresponding total as of December 31, 2013.

•	The Asset Quality – Loan Delinquency Data goal was evaluated based on loan delinquency information obtained from Citizens & Northern Bank loan system reports as of December 31, 2014.

(7)	Additional information regarding Ms. Besse’s Unit/Functional Goals is as follows:

•	The Asset Quality – Loan Delinquency Data goal was evaluated based on loan delinquency information obtained from Citizens & Northern Bank loan system reports as of December 31, 2014.

•	The Asset Quality – Net Charge-offs goal was evaluated by comparing net charge-offs for the year ended December 31, 2014, excluding a charge-off of $1.486 million resulting from a troubled debt restructuring (TDR), to a targeted level. The charge-off resulting from the TDR was excluded because Ms. Besse was not involved in the analysis that led to the restructuring.

•	The goal labeled “Efficiency Based on Number of Employees” was evaluated based on the average number of full-time equivalent employees (FTE) employed per month in departments under Ms. Besse’s supervision, including loan processing, credit administration, resource recovery and mortgage and consumer loan underwriting. The FTE data was compiled by C&N’s Human Resources department.

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            7.            With respect to the plan participant's individual contributions, please discuss which elements of individual performance were taken in consideration in evaluating a participant's performance. To the extent that the decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K.

In future filings, we will discuss which elements of individual performance were taken in consideration in evaluating a participant’s performance, and to the extent decisions regarding a named executive officer may be based upon a subjective evaluation, we will disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and we will contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. For 2014, additional information regarding the individual awards is provided in our response to item 6 above.

2014 Summary Compensation Table, page 21

            8.            We note footnote (4) disclosure stating that the bonuses were paid pursuant to the "Incentive Award Plan." The "Annual Performance Incentives" disclosure on page 15 states that additional compensation was earned upon achievement of certain corporate and business units operating results. If the bonus was granted under a plan providing for compensation intended to serve as incentive for performance to occur over a specified period of time, then the bonus should be disclosed under the "Non-Equity Incentive Compensation Plan" column. Amounts earned under the plan as adjusted for the exercise of negative discretion would still be reportable in the Non-Equity Incentive Plan Compensation column. Please explain to us why these bonuses are being disclosed in the "Bonus" column, and to the extent necessary revise your future filing accordingly. For guidance, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations.

After reviewing Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations, we agree with your comment that the cash bonuses paid pursuant to our "Incentive Award Plan" were incorrectly disclosed in the "Bonus" column of the Summary Compensation Table. These cash bonuses should have been disclosed under the "Non-Equity Incentive Compensation Plan" column and we hereby undertake to revise future filings to disclose cash bonuses paid pursuant to our "Incentive Award Plan" in the "Non-Equity Incentive Compensation Plan" column of the Summary Compensation Table.

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As requested in your letter, C&N hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or require additional clarification with regard to our responses to your comments, please do not hesitate to contact me at 570.724.8533.

Very truly yours,

CITIZENS & NORTHERN CORPORATION

By:	/s/ Mark A. Hughes
Mark A. Hughes
Treasurer and Chief Financial Officer

cc:	J. Bradley Scovill
President and Chief Executive Officer

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